                                                           OMB APPROVAL
                                                    OMB NUMBER:        3235-0145
                                                    EXPIRES:    OCTOBER 31, 1997
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE.....14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                           DutchFork Bancshares, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------

                                    26704P108
                                 (CUSIP NUMBER)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 October 6, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 OF 17 PAGES.
                        EXHIBIT INDEX LOCATED ON PAGE 17        SEC 1746 (12-91)

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  2 OF 17 PAGES
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandler O'Neill Asset Management, LLC

-------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /
                                                                   (b)   / /


-------------------------------------------------------------------------------
     3     SEC USE ONLY



-------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00

-------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                            / /



-------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               New York

-------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY
           OWNED BY        ----------------------------------------------------
           EACH              8    SHARED VOTING POWER
      REPORTING PERSON
           WITH                   110,000

                           ----------------------------------------------------
                             9    SOLE DISPOSITIVE POWER


                           ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  110,000

--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               110,000

--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.1%

--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               00

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  3 OF 17 PAGES
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SOAM Holdings, LLC

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   / /



--------------------------------------------------------------------------------
   6   CITIZEN OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
      SHARES
    BENEFICIALLY ---------------------------------------------------------------
      OWNED BY     8     SHARED VOTING POWER
       EACH
     REPORTING           99,000
       PERSON    ---------------------------------------------------------------
       WITH        9     SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER

                         99,000
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          99,000

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.3%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

          00

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  4 OF 17 PAGES
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Partners, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR  2(e)                                                 / /

--------------------------------------------------------------------------------
   6    CITIZEN OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
    NUMBER OF
      SHARES      --------------------------------------------------------------
    BENEFICIALLY   8    SHARED VOTING POWER
      OWNED BY
       EACH             12,000
     REPORTING    --------------------------------------------------------------
       PERSON      9    SOLE DISPOSITIVE POWER
       WITH
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        12,000

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  5 OF 17 PAGES
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Partners II, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 / /



--------------------------------------------------------------------------------
   6                              CITIZEN OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
      SHARES       -----------------------------------------------------------
    BENEFICIALLY    8     SHARED VOTING POWER
      OWNED BY
       EACH               32,900
     REPORTING
       PERSON
       WITH        -----------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER



                   -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          32,900

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,900

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                         / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.1%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  6 OF 17 PAGES
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Hedge Fund, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                        (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)                                                 / /



--------------------------------------------------------------------------------
   6   CITIZEN OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
      SHARES
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY     8     SHARED VOTING POWER
       EACH
     REPORTING           12,000
       PERSON
       WITH       --------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER



                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         12,000

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.8%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  7 OF 17 PAGES
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Hedge Fund II, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /


--------------------------------------------------------------------------------
   6   CITIZEN OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
      SHARES
    BENEFICIALLY  -------------------------------------------------------------
      OWNED BY     8     SHARED VOTING POWER
       EACH
     REPORTING           42,100
       PERSON
       WITH       -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER



                  -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         42,100


--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          42,100

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.7%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  8 OF 17 PAGES
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Malta Offshore, Ltd

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                / /



--------------------------------------------------------------------------------
   6   CITIZEN OR PLACE OF ORGANIZATION

          Cayman Islands

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
    NUMBER OF
      SHARES
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY     8   SHARED VOTING POWER
       EACH
     REPORTING         11,000
       PERSON    ---------------------------------------------------------------
       WITH        9   SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       11,000

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,000

 -------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


 -------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%

--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

                                SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 26704P108                                          PAGE  9 OF 17 PAGES
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Terry Maltese

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) / /


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          00

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
   6   CITIZEN OR PLACE OF ORGANIZATION

          USA

--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
    NUMBER OF
      SHARES
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY     8     SHARED VOTING POWER
       EACH
     REPORTING           110,000
       PERSON
       WITH       --------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER


                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         110,000

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          110,000

 -------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /


 -------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%

--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON*

          IN

 -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 9

ITEM 1.           SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the common stock, par value $1.00 per share ("Common Stock"), of Dutchfork Bancshares, Inc. (the "Issuer"), a Delaware corporation having its principal office at 1735 Wilson Road, Newberry, South Carolina 29108.

ITEM 2.           IDENTITY AND BACKGROUND.

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MPII and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MPII, with respect to shares of Common Stock beneficially owned by it, (vi) MHFII, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

      The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MP, MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 2 World Trade Center -- 104th Floor, New York, New York 10048.

(c) The principal business of MP, MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Maltese is a U.S. citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MPII, MHFII and MO is $154,418, $154,418, $422,403, $542,026 and $140,668, respectively. Such shares were purchased with the investment capital of the respective entities.


ITEM 4.           PURPOSE OF TRANSACTION.

      The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon an aggregate of 1,560,550 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000, as of the close of business on November 16, 2000:

    (i) MP beneficially owned 12,000 shares of Common Stock, constituting approximately 0.8% of the shares outstanding.

    (ii) MHF beneficially owned 12,000 shares of Common Stock, constituting approximately 0.8% of the shares outstanding.

    (iii) MPII beneficially owned 32,900 shares of Common Stock, constituting approximately 2.1% of the shares outstanding.

    (iv) MHFII beneficially owned 42,100 shares of Common Stock, constituting approximately 2.7% of the shares outstanding.

    (v) MO beneficially owned 11,000 shares of Common Stock, constituting approximately 0.7% of the shares outstanding.

    (vi) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 12,000 shares owned by MP, the 12,000 shares owned by MHF, the 32,900 shares owned by MPII, the 42,100 shares owned by MHFII and the 11,000 shares owned by MO, or an aggregate of 110,000 shares of Common Stock, constituting approximately 7.1% of the shares outstanding.

    (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 12,000 shares owned by MP, the 12,000 shares owned by MHF, the 32,900 shares owned by MPII, and the 42,100 shares owned by MHFII, or an aggregate of 99,000 shares of Common Stock, constituting approximately 6.3% of the shares outstanding.

    (vii) Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 12,000 shares owned by MP, the 12,000 shares owned by MHF, the 32,900 shares owned by MPII, the 42,100 shares owned by MHFII and the 11,000 shares owned by MO, or an aggregate of 110,000 shares of Common Stock, constituting approximately 7.1% of the shares outstanding.

    (viii)In the aggregate, the Reporting Persons beneficially own an aggregate of 110,000 shares of Common Stock, constituting approximately 7.1% of the shares outstanding.

    (ix) 2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) MP has effected the following transactions in the Common Stock in open market transactions with brokers:

                                       Number        Price
        Date      Action             of Shares     per Share
        ----      ------             ---------     ---------
      08/17/00    Bought               1,300        $12.125
      08/24/00    Bought                 800         12.500
      08/31/00    Bought                 400         13.063
      09/01/00    Bought               1,700         13.063
      09/07/00    Bought               1,400         13.063
      09/08/00    Bought                 400         13.063
      09/11/00    Bought                 400         13.063
      09/15/00    Bought               2,000         13.063
      10/05/00    Bought                 200         12.188
      10/06/00    Bought                 500         12.188
      11/14/00    Bought               2,400         13.041
      11/16/00    Bought                 500         13.063


      MHF has effected the following transactions in the Common Stock in open market transactions with brokers:

                                      Number         Price
        Date      Action            of Shares      per Share
        ----      ------            ---------      ---------
      08/17/00    Bought               1,300        $12.125
      08/24/00    Bought                 800         12.500
      08/31/00    Bought                 400         13.063
      09/01/00    Bought               1,700         13.063
      09/07/00    Bought               1,400         13.063
      09/08/00    Bought                 400         13.063
      09/11/00    Bought                 400         13.063
      09/15/00    Bought               2,000         13.063
      10/05/00    Bought                 200         12.188
      10/06/00    Bought                 500         12.188
      11/14/00    Bought               2,400         13.041
      11/16/00    Bought                 500         13.063

      MPII has effected the following transactions in the Common Stock in open market transactions with brokers:

                                       Number        Price
        Date      Action             of Shares     per Share
        ----      ------             ---------     ---------

      08/17/00    Bought               5,000        $12.125
      08/24/00    Bought               2,800         12.500
      08/31/00    Bought               1,400         13.063
      09/01/00    Bought               6,000         13.063
      09/07/00    Bought               4,900         13.063
      09/08/00    Bought               1,400         13.063
      09/11/00    Bought               1,400         13.063
      09/15/00    Bought               1,500         13.063
      10/05/00    Bought                 300         12.188
      10/06/00    Bought                 800         12.188
      11/14/00    Bought               6,000         13.041
      11/16/00    Bought               1,400         13.063


      MHFII has effected the following transactions in the Common Stock in open market transactions with brokers:

                                      Number         Price
        Date      Action             of Shares     per Share

      08/17/00    Bought               3,000        $12.125
      08/24/00    Bought               3,200         12.500
      08/31/00    Bought               1,600         13.063
      09/01/00    Bought               6,700         13.063
      09/07/00    Bought               5,600         13.063
      09/08/00    Bought               1,600         13.063
      09/11/00    Bought               1,600         13.063
      09/15/00    Bought               2,000         13.063
      10/05/00    Bought               1,100         12.188
      10/06/00    Bought               2,400         12.188
      11/14/00    Bought              10,800         13.041
      11/16/00    Bought               2,500         13.063


      MO has effected the following transaction in the Common Stock in open market transactions with brokers:

                                       Number        Price
        Date      Action             of Shares     per Share
        ----      ------             ---------     ---------
      08/17/00    Bought                1,900       $12.125
      08/24/00    Bought                  400        12.500
      08/31/00    Bought                  200        13.063
      09/01/00    Bought                  900        13.063
      09/07/00    Bought                  700        13.063
      09/08/00    Bought                  200        13.063
      09/11/00    Bought                  200        13.063
      09/15/00    Bought                2,500        13.063
      10/05/00    Bought                  300        12.188
      10/06/00    Bought                  800        12.188
      11/14/00    Bought                2,400        13.041
      11/16/00    Bought                  500        13.063


(d)   Not applicable.

(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2000

MALTA PARTNERS, L.P.                           MALTA HEDGE FUND, L.P.
By:     SOAM Holdings, LLC,                    By:      SOAM Holdings, LLC,
        the sole general partner                       the sole general partner

By: /s/ Terry Maltese                          By: /s/ Terry Maltese
   -------------------------------                 -----------------------------
        Terry Maltese                              Terry Maltese
        President                                  President

MALTA PARTNERS II, L.P.                        MALTA HEDGE FUND II, L.P.
By:     SOAM Holdings, LLC,                    By:      SOAM Holdings, LLC,
        the sole general partner                        the sole general partner

By: /s/ Terry Maltese                          By: /s/ Terry Maltese
   -------------------------------                 -----------------------------
        Terry Maltese                              Terry Maltese
        President                                  President

MALTA OFFSHORE, LTD                            SANDLER O'NEILL ASSET
By:     Sandler O'Neill Asset                  MANAGEMENT LLC
        Management LLC

By: /s/ Terry Maltese                          By: /s/ Terry Maltese
   -------------------------------                 -----------------------------
        Terry Maltese                              Terry Maltese
        President                                  President

SOAM HOLDINGS, LLC                             TERRY MALTESE

By: /s/ Terry Maltese                          /s/ Terry Maltese
   -------------------------------             ---------------------------------
        Terry Maltese                          Terry Maltese
        President